

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2011

Via E-mail
Zoltan Nagy
Chief Executive Officer
Starflick.com
1361 Peltier Drive
Point Roberts, WA 98281

> **Re:** **Starflick.com**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 16, 2011**
> **File No. 333-174833**

Dear Mr. Nagy:

We have reviewed your responses to the comments in our letter dated November 18, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note your response to our prior comment 1 and reissue. Please revise to disclose your status as a shell company as we note that, "the only operations [you] have engaged in is planning our website and the development of a business plan" or advise.

Summary of Our Offering, page 5

Our Business, page 5

2. Please revise the third sentence in the last paragraph on page 5 to state as a belief.

3. We note your response to our prior comment 9 and reissue in part. Please balance your disclosure in the last paragraph on page 5 that "[i]f you need additional funds, [your] president will advance the same in the form of a loan" by disclosing that there is no guarantee that he will provide a loan. In addition, please revise to balance similar disclosure throughout. For example, please revise your disclosure on page 7 and in the fourth paragraph on page 23 to clarify that there is no guarantee that Mr. Nagy will lend such additional funds.

The Offering, page 6

4. Please revise to move the first two paragraphs on page 7 to your Our Business subsection on page 5.

Risk Factors, page 7

We are solely dependent upon funds to be raised in this offering to produce one movie, page 9

5. We note your revised disclosure that "[i]f the minimum of $100,000 is raised, this amount will enable [you], after paying expenses of this offering to produce one movie." Please revise to state as a belief.

Use of Proceeds, page 13

6. We note your disclosure on page 23 that you "estimate that the total process of producing your first film will take two years at a cost of $70,000, all of which will be paid from the proceeds of this offering." With a view towards revised disclosure, please advise as to how you intend to pay for the costs of being a public company. In this regard we note your disclosure on page 8 that "[you] estimate [your] yearly expenses for administrative costs related to being a public company to be approximately $15,000 per year."

7. We note your disclosure on page 26 regarding the cost of distribution. However, it does not appear that this cost is included in your Use of Proceeds table. Please revise or advise.

8. We note your response to our prior comment 25 and reissue in part. Please revise the last sentence in the first paragraph on pages 14 and 22 and the last sentence on page 27 to reconcile the amount owed to Mr. Nagy with your disclosure in the second to the last sentence in the first paragraph on pages 14 and 22.

9. We note your disclosure on page 24 that you have "allocated a total of between $10,000 if the minimum number of shares are sold and $20,000 if the maximum number of shares are sold, for both the screenplay and the film rights thereto." It appears that the cost of exercising the options to acquire the film rights is not included in your Use of Proceeds table. Please revise or advise.

Management's Discussion and Analysis or Plan of Operation, page 20

Plan of Operation, page 21

10. We note your disclosure in the first sentence of this section that "[you] will not take any steps to acquire one or more options to acquire film rights or to acquire a screenplay until this offering has been cleared by the SEC for sale to the public." We also note your

disclosure in the same paragraph that "[u]pon completion of the public offering [you] will diligently proceed to implement [your] plan of operation." Please revise to clarify whether you will begin your business plan at effectiveness of this offering or at the completion of this offering.

11. We note your disclosure on page 21 that "the budget for [your] first film will be $70,000, the minimum amount of this offering, and your disclosure on page 26 that "[your] initial film will not cost more than $70,000." Please revise to address the apparent inconsistency with your statement on page 9 that you "plan to stay within the $70,000 to $100,000 budget on your first film." In addition, it appears that if you sell the maximum amount of shares in this offering, you intend to spend $170,000 to produce your first film. Please revise or advise.

12. We note your disclosure on page 23 that "[a]t the end of each calendar year, commencing with the year after the completion or [your] public offering, [you] will offer the director of the submission receiving the most votes on [your] website an opportunity to direct a feature film based on the submission." Please revise to disclose when you intend to begin production on this film and how you intend to pay for the production of this film. In this regard, we note that your Use of Proceeds table includes the cost of commissioning the screenplay but does not include any of the other costs associated with the production of a film based on the commissioned screenplay, as it appears that the first film you intend to produce will be based on the existing screenplay that you intend to purchase.

13. Please revise to reconcile your disclosure on page 25 that your pre-production costs will be between $10,000, if the minimum amounts of shares are sold in this offering, and $12,000, if the maximum amounts of shares are sold in this offering, with your disclosure on page 22 that you estimate the cost to be $7,000 to $10,000, based on the number of shares sold in this offering. Similarly, please reconcile your disclosure on page 25 that pre-production will take four months with your disclosure on page 23 that preproduction will take three months.

14. Please reconcile your disclosure on page 25 that you intend to present your business plan to prospective investors and financiers with your disclosure on page 5 that you will produce a film with the proceeds of this offering.

Certain Transactions, page 46

15. We note your disclosure in the second sentence in the second paragraph of this section regarding the amount Mr. Nagy advanced to you "[a]s of March 31, 2011." Please revise to update the information in this section.

Other

16. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

17. Please provide a currently dated consent of the independent public accountant in any future amendments to the S-1 registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3324 with any other questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor

cc: <u>Via E-mail</u>
        Conrad C. Lysiak, Esq.
        The Law Office of Conrad C. Lysiak, P.S.